FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  AMENDMENT TO
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person*
               Paulson Capital Corp.
               811 SW Naito Parkway, Suite 200
               Portland, OR 97204

2.    Issuer Name and Ticker or Trading Symbol
               microHelix, Inc. (MHLX)

3.    I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
               N/A

4.    Statement for Month/Year
               October, 2002

5.    If Amendment, Date of Original (Month/Year)
               November 8, 2002

6.    Relationship of Reporting Person(s) to Issuer (Check all applicable)
               / /     *Director
               / /     *Officer (give title below)

                                 ---------------------------
               /X/    10% Owner
               / /    Other (specify below) N/A

                                 ---------------------------

7.    Individual or Joint/Group Filing (Check Applicable Line)
               / /      Form filed by One Reporting Person
               /X/      Form filed by More than One Reporting Person

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
      Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.    Title of Security (Instr. 3)
                  Common Stock

2.    Transaction Date(s) (Month/Day/Year)
                  N/A

3.    Transaction Code (Instr. 8)
                  Code:
                  V:


4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  N/A

5.    Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                  382,000 (*)

6.    Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  I

7.    Nature of Indirect Beneficial Ownership (Instr. 4)
                  (2)


* On November 8, 2002, the reporting persons mistakenly filed a Form 4 reporting an acquisition of 148,000 shares of common stock that did not in fact occur. As of October 31, 2002 the reporting person owned only 382, 000 shares of common stock.

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
      Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.    Title of Derivative Security (Instr. 3)
                  N/A

2.    Conversion or Exercise Price of Derivative Security
                  N/A

3.    Transaction Date
                  N/A

4.    Transaction Code (Instr. 8)
                  Code:
                  V:


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  N/A

6.    Date Exercisable and Expiration Date (Month/Day/Year)
                  N/A

7.    Title and Amount of Underlying Securities (Instr. 3 and 4)
                  N/A

8.    Price of Derivative Security (Instr. 5)
                  N/A

9.    Number of Derivative Securities Beneficially Owned at End of Month (Instr.
      4)
                  N/A

10.   Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr.
      4)
                  N/A

11.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A

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
Explanation of Responses:

(1) In addition to Paulson Capital Corp. ("PCC"), the following are reporting parties: Chester L.F. Paulson, Jacqueline M. Paulson, Paulson Family LLC ("LLC") and Paulson Investment Company ("PIC"). The address for each of the reporting parties is the same as that provided for PCC
(2) Mr. and Mrs. Paulson are controlling managers of LLC, which is a controlling shareholder of PCC, which is the parent company of PIC. The securities are held in the name of PIC. Mr. and Mrs. Paulson and LLC expressly disclaim any beneficial ownership of securities in the name of PIC.


                           By:  /s/ CHESTER L.F. PAULSON                11/25/02
                           --------------------------------             --------
                                Chester L.F. Paulson                    Date
                                Individually

                           Paulson Family LLC

                           By:  /s/ CHESTER L.F. PAULSON
                           --------------------------------
                                Chester L.F. Paulson
                                Manager

                           Paulson Capital Corp.

                           By:  /s/ CHESTER L.F. PAULSON
                           --------------------------------
                                Chester L.F. Paulson
                                Chairman of the Board

                           Paulson Investment Company

                           By:  /s/ CHESTER L.F. PAULSON
                           --------------------------------
                                Chester L.F. Paulson
                                Chairman of the Board

                           By:  /s/ JACQUELINE M. PAULSON
                           --------------------------------
                                Jacqueline M. Paulson




                        ** Signature of Reporting Person



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


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